Exhibit 12 (b)
TALEN ENERGY SUPPLY, LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months

	Ended September 30, 2016	Years Ended December 31,
		2015	2014	2013	2012	2011
Earnings, as defined:
Income (Loss) from Continuing Operations Before Income Taxes (a)	$406	$(368)	$303	$(420)	$665	$1,061
Adjustments to reflect earnings from equity method investments on a cash basis	—	—	—	—	—	1
	406	(368)	303	(420)	665	1,062

Total fixed charges as below	197	236	161	226	238	259
Less:
Capitalized interest	13	20	22	35	37	38
Interest expense and fixed charges related to discontinued operations	—	—	10	14	12	6
Total fixed charges included in Income (Loss) from Continuing Operations Before Income Taxes	184	216	129	177	189	215

Total earnings	$590	$(152)	$432	$(243)	$854	$1,277

Fixed charges, as defined:
Interest charges	$192	$231	$156	$207	$214	$223
Estimated interest component of operating rentals	5	5	5	19	24	36

Total fixed charges (b)	$197	$236	$161	$226	$238	$259

Ratio of earnings to fixed charges (a)	3.0	(0.6)	2.7	(1.1)	3.6	4.9

(a)
The nine months ended September 30, 2016 includes $563 million of net pre-tax gains related to the sale of certain generation facilities and $214 million in pre-tax impairment charges primarily related to the Bell Bend COLA. See Notes 8 and 13 to the Financial Statements for additional information.

In 2015, $657 million non-cash, pre-tax goodwill and other long-lived asset impairment charges were recorded. See Note 16 to the Financial Statements in Talen Energy's 2015 10-K for additional information. As a result of these non-cash charges, earnings were lower in 2015, which resulted in less than one-to-one coverage. The adjusted amount of the deficiency, or the amount of fixed charges in excess of earnings, was $388 million.

To facilitate the sale of its hydroelectric generating facilities in 2014, in December 2013, Talen Montana terminated a lease agreement which resulted in a $697 million charge. See Note 6 to the Financial Statements in Talen Energy's 2015 10-K for additional information. As a result of these transactions, earnings were lower in 2013, which resulted in less than one-to-one coverage. The adjusted amount of the deficiency, or the amount of fixed charges in excess of earnings, was $469 million.

(b)	Interest on unrecognized tax benefits is not included in fixed charges.